UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORPORATION

Suite 605 – 475 Howe Street

Vancouver, British Columbia V6C 2B3

Tel: 604.669.2615 Fax: 604.689.9773

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of PAN AMERICAN GOLD CORPORATION (the "Company") will be held at the offices of the Company’s solicitors, Clark Wilson LLP, 8th Floor, 885 West Georgia Street, Vancouver, British Columbia, on Tuesday, the 2nd day of August, 2005 at 10:00 a.m. (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.

To receive the financial statements of the Company, together with the auditor’s report thereon for the fiscal year ended December 31, 2004 and the unaudited financial statements for the interim period ended March 31, 2005;

2.	To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at three (3);
3.	To elect directors to hold office until the next annual general meeting of the Company;
4.	To appoint an auditor for the Company to hold office until the next annual general meeting of the Company;
5.	To authorize the directors to fix the remuneration to be paid to the auditor for the Company; and
6.	To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

A Proxy Statement and Information Circular and Form of Proxy accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed June 30, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Form of Proxy because you own shares registered in different names or addresses, each Form of Proxy should be completed and returned. The completed form of proxy must be received by the Company or by CIBC Mellon Trust Company by mail or by fax, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or an adjournment of the Meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 7th day of July, 2005.

By Order of the Board of

PAN AMERICAN GOLD CORPORATION

/s/ Michael Sweatman

MICHAEL SWEATMAN

Chief Financial Officer and Director

PAN AMERICAN GOLD CORPORATION

#605 – 475 Howe Street

Vancouver, BC V6C 2B3

Tel: 604.669.2615 Fax: 604.689.9773

INFORMATION CIRCULAR

(As at July 7, 2005 except as indicated)

MANAGEMENT SOLICITATION

This Information Circular is furnished to the holders (the “Shareholders”) of common shares (the “Shares”) of PAN AMERICAN GOLD CORPORATION (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the Shareholders to be held on Tuesday, August 2, 2005 at 10:00 a.m. (Vancouver time) at Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, British Columbia.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold Shares in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING AND REVOCABILITY OF PROXY

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the “designated persons”) in the enclosed Form of Proxy were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed Form of Proxy must be received by the Company or by CIBC Mellon Trust Company by mail or by fax, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or an adjournment of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at Suite 605 – 475 Howe Street, Vancouver, BC V6C 2B3 (Attention: Gregory Burnett) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER’S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The Shares represented by a Shareholder’s Form of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Shares on any matter, the shares which are the subject of the abstention or withholding (“non-voted shares”) will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and Independent Investor Communications Company (“IICC”) in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Shares directly at the Meeting – the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preference shares, of which 34,927,116 Shares are issued and outstanding and no preference shares are issued and outstanding.

Only the holders of Shares are entitled to vote at the Meeting and the holders of Shares are entitled to one vote for each Share held. Holders of Shares of record on June 30, 2005 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own Shares carrying more than 10% of the voting rights attached to all Shares of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director, or any associate or affiliates of any such directors or officers, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be aced upon at the Meeting, other than the election of directors or the appointment of auditors.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company (1)	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years (1)	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (2)	Date on which the Nominee became a Director of the Company
RICHARD BACHMAN(3) United States PRESIDENT, CHIEF EXECUTIVE OFFICER and DIRECTOR	Certified Professional Geologist with American Institute of Professional Geologists and Geological Engineer	166,666	May 7, 2004
MICHAEL SWEATMAN(3) Canada CHIEF FINANCIAL OFFICER AND DIRECTOR	Chartered Accountant; Consultant, President of MDS Management Ltd., a private management consulting company	Nil	May 7, 2004
GREGORY BURNETT(3) Canada VICE-PRESIDENT, CORPORATE AFFAIRS, SECRETARY AND DIRECTOR	President of Carob Management Ltd., a private management consulting company	2,071,650(4)	June 30, 2000

(1)   The information as to country or residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)   The information as to shares beneficially owned or over which a director/nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees as at June 30, 2005.

(3)   Member of the Audit Committee.

(4)   671,650 of these shares are held by Carob Management Ltd., a private company wholly owned by Gregory Burnett.

The Company has no executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a)	the Company’s chief executive officer (“CEO”);
(b)	the Company’s chief financial officer (“CFO”);
(c)

each of the Company’s three most highly compensated executive officers, other that the CEO and the CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; or

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year;

(each a “Named Executive Officers”) is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards (1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation (2)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Richard Bachman(3) President, CEO and Director	2004 2003 2002	Nil N/A N/A	Nil N/A N/A	$59,561(4) N/A N/A	1,000,000(5) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Michael Sweatman(6) CFO and Director	2004 2003 2002	Nil N/A N/A	Nil N/A N/A	$32,069(7) N/A N/A	100,000(8) N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Gregory Burnett(9) Vice President, Corporate Affairs and Secretary (Former President and CEO)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$43,315(11) $30,000(10) $30,000(10)	200,000(11) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

The Company has not granted any restricted shares or restricted shares units, stock appreciation rights or long-term inventive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2)

The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3)	Richard Bachman was appointed the President and Chief Executive Officer on May 7, 2004.
(4)	During the year ended December 31, 2004, the Company paid $59,561 to Minera Teles Pires Inc., a company controlled by Mr. Bachman.
(5)

Mr. Bachman was granted the right and option to purchase a total of 1,000,000 common shares at a price of $0.02 per share exercisable until May 7, 2009. These options vest at a rate of 83,333 per month. To date, Mr. Bachman has exercised 166,666 options.

(6)	Michael Sweatman was appointed the Chief Financial Officer and Director on May 7, 2004.
(7)	During the year ended December 31, 2004, the Company paid $32,069 to MDS Management Ltd., a company controlled by Mr. Sweatman
(8)	Mr. Sweatman was granted the right and option to purchase a total of 100,000 common shares at a price of $0.02 per share exercisable until May 7, 2009. The options vest at a rate of 16,667 per month.
(9)	Gregory Burnett resigned as the President and CEO on May 7, 2004 and was appointed the Vice-President, Corporate Affairs and Secretary on May 7, 2004.
(10)	During the year ended December 31, 2004, the Company paid $43,315 to Carob Management Ltd., a company controlled by Mr. Burnett.
(11)	Mr. Burnett was granted the right and option to purchase a total of 200,000 common shares at a price of $0.02 per share exercisable until May 7, 2009. The options vest at a rate of 33,333 per month.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $150,000 per year.

There were no long-term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

During the year ended December 31, 2004, the Company granted the following options to the CEO, CFO and Named Executive Officers:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Richard Bachman	1,000,000	76.92%	$0.02	$0	May 7, 2009
Gregory Burnett	200,000	15.38%	$0.02	$0	May 7, 2009
Michael Sweatman	100,000	7.70%	$0.02	$0	May 7, 2009

During the year ended December 31, 2004, the following options were exercised:

AGGREGATED OPTION/SAR EXERCISES DURING

THE MOST RECENTLY COMPLETED FINANCIAL YEAR

AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name (a)	Securities Acquired on Exercise (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Richard Bachman	166,666	$3,333.32	249,999/583,335	$242,499.03/$565,834.95

There were no options held by the CEO, CFO or any Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and a Named Executive Officer.

The Company has no compensation committee.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of the end of the Company’s most recently completed financial year, the number of Securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	N/A	N/A	N/A
Equity compensation plans not approved by securityholders	1,133,334(1)	$0.02	2,300,000(1)
Total	1,133,334(1)		2,300,000(1)

(1)

On October 25, 2004 the Company adopted the 2004 Stock Option Plan reserving a maximum of 2,300,000 shares of the Company. The 1,133,334 options were granted on May 7, 2004 outside of the 2004 Stock Option Plan to three directors.

COMPENSATION OF DIRECTORS

Other than as otherwise disclosed herein, there were no stock options granted to directors of the Company for services as a director during the fiscal year ended December 31, 2004.

OTHER COMPENSATION TO DIRECTORS

No cash compensation was paid to any director for services as a director during the fiscal year ended December 31, 2004.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares or who exercises control or direction of Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except with an interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares.

During the year ended December 31, 2004, the Company paid Amisano Hanson fees for accounting services totalling $nil (2003: $10,375; 2002: $8,100) and rent of $1,500 (2003: $6,000; 2002: $6,000). Kevin Hanson, a former director of the Company, is a partner of Amisano Hanson. There is also a loan in the amount of $43,500 due to a shareholder of the Company. The Company paid interest of $nil (2003: $4,166; 2002: $25,000) on a loan in the amount of $314,583 from Greg Burnett, which was settled by the issuance of 314,583 shares during the year ended December 31, 2003. The Company paid consulting fees of $322,305 (2003: $30,000; 2002: $30,000) to Greg Burnett, Richard Bachman and Michael Sweatman, the directors and officers of the Company.

See the Company’s 2004 Audited Financial Statements and Management Discussion and Analysis for further detail.

CERTAIN MATTERS PERTAINING TO CORPORATE GOVERNANCE

Meetings of the Board of Directors

The Company’s Board of Directors met four (4) times during the financial year ended December 31, 2004.

Audit Committee

Pursuant to Multilateral Instrument 52-110 ("MI 52-110"), the Company is required to have an Audit Committee.

The Audit Committee met four (4) times during the financial year ended December 31, 2004.

Audit Committee Charter

The following Audit Committee Charter was adopted by the Company's Audit Committee and the Board of Directors:

Mandate

The primary function of the audit committee (the "Committee") is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;
•	review and appraise the performance of the Company’s external auditors; and
•	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors. If the Company ceases to be a “venture issuer” (as that term is defined in Multilateral Instrument 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in Multilateral Instrument 52-110), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports Review
	(a)	review and update this Audit Committee Charter annually; and
(b)

review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.	External Auditors
(a)

review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

	(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;
	(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
(d)

take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

	(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;
	(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;
(g)

at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

	(h)	review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and
(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

	(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services, and
(iii)

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3.	Financial Reporting Processes
	(a)	in consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;
	(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;
	(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;
	(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
(e)

following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

	(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;
	(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
	(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;
	(i)	review certification process;
	(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

	(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
4.	Other
	(a)	review any related-party transactions;
	(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and
	(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Richard Bachman	Not independent	Financially literate
Gregory Burnett	Not Independent	Financially literate
Michael Sweatman	Not independent	Financially literate

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2004	$16,000	$7,000	Nil	$5,000
December 31, 2003	$4,000	Nil	Nil	Nil

Exemption

The Company is relying upon the exemption provided in Section 6.1 of MI 52-110.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Bedford Curry & Co., Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Bedford Curry & Co., Chartered Accountants, were first appointed auditor of the Company on April 20, 2004.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof, except that the Company paid $43,315 to Carob Management Ltd., a company wholly-owned by Gregory Burnett, the vice president, corporate affairs, secretary and director of the Company, for consulting fees. The Company also paid consulting fees in the amount of $59,561 to Minera Teles Pires Inc., a company controlled by Richard Bachman, the Company’s president, chief executive officer and director and consulting fees in the amount of $32,069 to MDS Management Ltd., a company controlled by Michael Sweatman, the chief financial officer and director of the Company. The Company also paid Amisano Hanson fees totalling $1,500 for office space and administrative services. Kevin Hanson, a former director of the Company, is a partner of Amisano Hanson.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other Matters

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating of PAN AMERICAN GOLD CORPORATION is provided in the Company’s comparative financial statements for the financial year ended December 31, 2004. Shareholders may contact the Company to request copies of financial statements at the following address: Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PAN AMERICAN GOLD CORPORATION

TO BE HELD AT THE OFFICES OF CLARK WILSON LLP, 8TH FLOOR – 885 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, AUGUST 2, 2005, AT 10:00 AM (VANCOUVER TIME)

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Gregory Burnett, the Secretary and a Director of the Company, or failing this person, Michael Sweatman, the Chief Financial Officer and a Director of the Company, or in the place of the foregoing,____________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Bedford Curry & Co., Chartered Accountants, as auditors of the Company		N/A
2. To authorize the Directors to fix the Auditors’ remuneration			N/A
3. To determine the number of Directors at three (3)			N/A
4. To elect as Director, Richard Bachman		N/A
5. To elect as Director, Gregory Burnett		N/A
6. To elect as Director, Michael Sweatman		N/A
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

PART 1INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.
5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)            appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)     appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of “CIBC MELLON TRUST COMPANY” no later than forty eight (“48”) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.
The mailing address of CIBC Mellon Trust Company is Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6C 3X1, and its fax number is 604.688.4301.

PAN AMERICAN GOLD CORPORATION

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Pan American Gold Corporation (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company’s transfer agent at the following address:

CIBC MELLON TRUST COMPANY

Suite 1600, Oceanic Plaza

1066 West Hastings Street

Vancouver, BC V6C 3X1

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).

*******

If you wish to receive financial statements of the Company, please complete below and return.

(Please PRINT your name and address)
Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder)
Dated:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman

Michael Sweatman,

Chief Financial Officer and Director

Date: July 11, 2005